Exhibit 99.4

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

NUVA PHARMACEUTICALS INC.

615-800 West Pender Street Vancouver, BC

V6C 2V6 (the “Company”)

Item 2

Date of Material Change

April 15, 2014

Item 3

News Release

The news release was disseminated on April 15, 2014 by way of the facilities of Stockwatch and Market News. Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4

Summary of Material Change

The Company announced it has signed Cross Referencing Agreements (the “CRAs”) for prescription generic products for Canadian markets.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company announced that it has signed Cross Referencing Agreements (the “CRAs”) for prescription generic products for Canadian markets. These agreements cover about 48 prescription generic products and are for acute and chronic diseases.

The company has signed CRAs with three large pharmaceutical companies for multiple products in the prescription generic drug lines. NUVA will market and sell these new product lines under its own label.

NUVA is in the process of securing a Drug Establishment License (the “DEL”) from Health Canada. Upon receipt of the DEL, NUVA will start filing for regulatory approval for these products with Health Canada. NUVA will also initiate ordering, packaging and art work related processes for these generic products. NUVA expects to build its “NUVA” label Generic portfolio for Canadian Market apart from “NUVA” range of over the counter products.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Jamie Lewin, Chief Financial Officer

Business Telephone:

604.687-2038

Facsimile:

604.687-3141

Item 9

Date of Report

April 15, 2014